SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

BMC Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055921100
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

3,653,630

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,653,630

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,653,630

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,742,370

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,742,370

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,742,370

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,742,370

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,742,370

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,742,370

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of BMC Software, Inc.  (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of May 25, 2012 and amends and supplements the Schedule 13D filed on May 18, 2012 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$147,016,663
Elliott International Working Capital	$271,196,940

ITEM 5.Interest in Securities of the Issuer.

(a)           Elliott individually beneficially owns 3,653,630 shares of Common Stock, which constitute 2.3% of all of the outstanding shares of Common Stock.
Elliott owns 3,652,630 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 6,742,370 shares of Common Stock, which constitute 4.2% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 10,396,000 shares of Common Stock constituting 6.5% of all of the outstanding shares of Common Stock.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto other than those previously disclosed on the Schedule 13D.

SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  May 25, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past sixty (60) days (other than those previously disclosed on the Schedule 13D):

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
25-May-2012	Common Stock	24,257.000000	43.465000
25-May-2012	Common Stock	17,500.000000	43.330000
25-May-2012	Common Stock	1,750.000000	43.437100
24-May-2012	Common Stock	5,536.000000	42.630300
24-May-2012	Common Stock	8,750.000000	42.845900
24-May-2012	Common Stock	14,000.000000	43.099400
24-May-2012	Common Stock	8,750.000000	42.826500
24-May-2012	Common Stock	17,500.000000	42.864500
24-May-2012	Common Stock	14,001.000000	42.701300
23-May-2012	Common Stock	17,512.000000	42.771700
23-May-2012	Common Stock	8,750.000000	42.193400
23-May-2012	Common Stock	8,749.000000	42.235200
23-May-2012	Common Stock	8,750.000000	42.847400
23-May-2012	Common Stock	20,356.000000	43.382800
22-May-2012	Common Stock	17,499.000000	42.832900
22-May-2012	Common Stock	31,915.000000	42.773700
22-May-2012	Common Stock	17,500.000000	42.800000
22-May-2012	Common Stock	4,503.000000	42.640000
21-May-2012	Common Stock	10,500.000000	41.710100
21-May-2012	Common Stock	3,500.000000	41.974700
21-May-2012	Common Stock	38,500.000000	42.816500
21-May-2012	Common Stock	17,500.000000	42.692900
21-May-2012	Common Stock	17,501.000000	43.025700
18-May-2012	Common Stock	35,001.000000	41.857300
18-May-2012	Common Stock	175,000.000000	42.300000
18-May-2012	Common Stock	35,000.000000	41.967900

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously disclosed on the Schedule 13D):

Date	Security	Amount of Shs. Bought (Sold)	Approx. price ($) per Share (excl. commissions)
25-May-2012	Common Stock	45,743.000000	43.465000
25-May-2012	Common Stock	32,500.000000	43.330000
25-May-2012	Common Stock	3,250.000000	43.437100
24-May-2012	Common Stock	10,280.000000	42.630300
24-May-2012	Common Stock	16,250.000000	42.845900
24-May-2012	Common Stock	26,000.000000	43.099400
24-May-2012	Common Stock	16,250.000000	42.826500
24-May-2012	Common Stock	32,500.000000	42.864500
24-May-2012	Common Stock	25,999.000000	42.701300
23-May-2012	Common Stock	32,521.000000	42.771700
23-May-2012	Common Stock	16,250.000000	42.193400
23-May-2012	Common Stock	16,251.000000	42.235200
23-May-2012	Common Stock	16,250.000000	42.847400
23-May-2012	Common Stock	37,828.000000	43.382800
22-May-2012	Common Stock	32,501.000000	42.832900
22-May-2012	Common Stock	17,185.000000	42.773700
22-May-2012	Common Stock	32,500.000000	42.800000
22-May-2012	Common Stock	8,364.000000	42.640000
21-May-2012	Common Stock	19,500.000000	41.710100
21-May-2012	Common Stock	6,500.000000	41.974700
21-May-2012	Common Stock	71,500.000000	42.816500
21-May-2012	Common Stock	32,500.000000	42.692900
21-May-2012	Common Stock	32,499.000000	43.025700
18-May-2012	Common Stock	64,999.000000	41.857300
18-May-2012	Common Stock	325,000.000000	42.300000

All of the above transactions were effected on the open market.